Exhibit 99.1

2350 – 1177 West Hastings Street
Vancouver, B.C.
V6E 2K3
Phone: 604-685-2323
Fax: 604-629-5228
www.bajamining.com
September 11, 2009	TSX:BAJ
OTCQX:BAJFF

PRESS RELEASE

BAJA COMMENCES TRADING ON OTCQX

VANCOUVER, B.C. — Baja Mining Corp. today announced that its common shares commenced trading on the Pink OTC’s most prestigious tier, OTCQX International, under the symbol, “BAJFF” effective at market open, September 11, 2009. Baja’s shares continue to trade on the Toronto Stock Exchange in Canada under the symbol “BAJ”.

Dorsey & Whitney LLP will serve at the Company’s Principal American Liaison (PAL) on OTCQX.

Baja expects to benefit from being listed on OTCQX alongside many internationally respected corporations and from gaining greater exposure in the United States capital markets.

“We believe this listing will provide a more convenient and transparent forum for U.S., and other international, investors to access Baja’s growing market and will provide more widespread awareness of the Company’s ongoing developments and progress,” said Baja’s President and CEO, John Greenslade.

Said R. Cromwell Coulson, Chairman and CEO of Pink OTC Markets, “Listing on OTCQX will provide Baja Mining with greater access to the U.S. capital market, the opportunity to expand its investor base and increase international liquidity. We are pleased to welcome Baja Mining to OTCQX.”

OTCQX provides a gateway to U.S. securities markets for international companies that are listed on a qualified non-U.S. exchange. More importantly, OTCQX distinguishes reputable international issuers from the other 9,000 over-the-counter (OTC) securities traded in the U.S. Only leading companies that have substantial operating businesses and provide ongoing, credible disclosure to the public are eligible for inclusion on the premium-tier OTCQX, which commenced trading on March 5, 2007. For more about OTCQX, visit www.otcqx.com.

Baja Mining is a Vancouver-based publicly traded company (TSX:BAJ) with a 70% interest in the Boleo copper-cobalt-zinc-manganese project located near Santa Rosalia, Baja California Sur, Mexico. A Korean syndicate holds the remaining 30%. Baja is the project operator. The target date for commissioning Boleo is 2012. A 2007 definitive feasibility study projected an average annual production for the first four years of 56,000 tonnes of copper cathode, 1,500 tonnes of cobalt cathode and 20,000 tonnes of zinc sulphate. The project has proven and probable reserves that support a mine life of more than 25 years. Anticipated cash costs in the first five years are US$0.27 per pound of copper, net of by-product credits for cobalt and zinc, and with no credit for manganese.

ON BEHALF OF THE BOARD OF DIRECTORS OF

BAJA MINING CORP.

“John W. Greenslade”

JOHN W. GREENSLADE, PRESIDENT

For further information please contact John Greenslade, President, at (604) 685-2323

Some of the statements contained in this release are forward-looking statements, such as statements that describe the Company’s, expected timing of project commissioning, expected greater access to capital investment markets, anticipated cash costs in the first five years and other statements.  Since forward-looking statements are not statements of historical fact and address future events, conditions and expectations, forward-looking statements by their nature inherently involve unknown risks, uncertainties, assumptions and other factors well beyond the Company’s ability to control or predict.  Actual results and developments may differ materially from those contemplated by such forward-looking statements. Material factors that could cause actual revenues to differ materially from those contained in such forwarding-looking statements include (i) fluctuations on the prices of copper, cobalt, zinc and manganese, (ii) interpretation of contract terms, (iii) accuracy of the Company’s and consultants’ projections, (iv)  the Company’s ability to finance, receive permits for, obtain equipment, construct and develop the El Boleo Project, (v) the effects of weather; operating hazards; adverse geological conditions and global warming, (vi) impact of availability of labor, materials and equipment; and (vii) changes in governmental laws, regulations, economic conditions or shifts in political attitudes or stability.

These forward-looking statements represent the Company’s views as of the date of this release. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Readers should not place undue reliance on any forward-looking statements.